[Squire Sanders Letterhead OMITTED]

July 21, 2006

Karen J. Garnett, Assistant Director

Paul Fischer, Attorney-Advisor

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ICF International, Inc.
Registration Statement on Form S-1/A
Amended June 23, 2006
File No. 333-134018

Dear Ms. Garnett and Mr. Fischer:

        Thank you for your letter dated July 6, 2006 setting forth comments on Amendment No. 1 to the above-referenced Registration Statement on Form S-1.

        On behalf of ICF International, Inc. (“ICF” or the “Company”), we are filing herewith Amendment No. 2 to the Registration Statement (“Amendment No. 2”). We are also providing to the Staff three unmarked copies of Amendment No. 2 and three copies of Amendment No. 2 that are marked to show changes from the original Registration Statement. Unless otherwise indicated, all references to page numbers in this letter are to the marked version of Amendment No. 2 provided herewith.

        This response letter has been filed via EDGAR, tagged as “CORRESP.” The attachments to this letter have not been provided via EDGAR. Instead, we are delivering an original of this letter, together with all attachments, by hand.

        We look forward to working with you in connection with your ongoing review of the Registration Statement and its ultimate acceleration. We are not requesting acceleration at this time.

General

1.	We note your response to Comment 1. Based on the support materials provided, it appears that EMALL’s sales for 2003, as referenced on page 71, were approximately $233 million, as opposed to approximately $13 million. Please advise or revise.

Karen J. Garnett

Paul Fischer

July 21, 2006

Response: The sales references referred to in this comment have been corrected to refer to the appropriate fiscal years. See page 76 of Amendment No. 2.

2.	We note your response to Comment 3 and the reference to Rule 134(a)(10), but we continue to believe that the reference to “sole book-running manager” on the prospectus cover page is not consistent with Item 501 of Regulation S-K and Item 421(d) of Regulation C. Please remove this language from the cover page. We would not object to the relocation of the reference to the back cover page of the prospectus.

Response: The language referred to in this comment has been removed from the cover page of Amendment No. 2.

Selected consolidated financial and other data—page 38

3.	We note your disclosure that you incurred $76,359 in non-cash compensation expense during the quarter ended March 31, 2006. Explain to us why this amount has not been disclosed as “Non-cash compensation charge included in EBITDA from continuing operations” in your selected financial data table similar to your presentation for fiscal year 2005. Additionally, we note that footnote 1 to the table describes non-cash compensation as a “one-time” charge. As non-cash compensation is a recurring charge, please revise your disclosure to characterize it as such.

Response: The amount of non-cash compensation during the quarter ended March 31, 2006 has been added to the disclosure in the selected data table and the reference to “one-time” has been deleted from the footnote to the table. See pages 9-10,42-43 and 56-57 of Amendment No. 2.

Underwriting—page 109

4.	We note your response to Comment 44. Upon reviewing your underwriting agreement, we may have comments. In the interest of time, please consider providing to us a draft copy of the underwriting agreement before you are prepared to file it as an exhibit to the registration statement.

Response: A draft of the underwriting agreement has been filed with Amendment No. 2.

Financial Statements—ICF International, Inc. and Subsidiaries

Revenue Recognition, page F-8

5.	We have considered your response to our prior comment 48. It is still unclear from your response whether estimable fees recognized under fixed fee contracts are billable at the time they are recognized. Reference is made to paragraph 16 in Chapter 11 of ARB 43.

Karen J. Garnett

Paul Fischer

July 21, 2006

Response: ICF has considered paragraph 16 in Chapter 11 of ARB 43, and estimable fees recognized under fixed fee contracts are billable at the time recognized in accordance with the contract.

6.	Reference is made to your response to our previous comment 49. Please quantify the amount of revenue recognized for each period in advance of a formal executed contract as well as the amount of revenue that has been reversed for each period. In addition, further explain your policy and compliance under SAB Topic 13A2. Based on your statement that formal agreements are generally executed within a few weeks after authorization, it appears your business practice is to require a formal agreement. As such, it is unclear why other forms of authorization, especially oral, are a basis for recognizing revenue. Are the terms finalized at the time of the authorization or the time of a formal agreement?

Response: The amounts of revenue recognized for the years ended December 31, 2003, 2004, 2005 and the three months ended March 31, 2006 for which a formal executed contract was not executed at the time revenue was recognized were $0, $139,825, $287,553 and $120,584, respectively. There was no subsequent period reversal of revenue for the amount of revenue recognized as to which a formal contract was not executed at the time revenue was recognized for the year ended December 31, 2004. For the year ended December 31, 2005 and the three months ended March 31, 2006, the amount of revenue recognized during these periods, as to which a formal contract was not executed at the time revenue was recognized and that was reversed in subsequent periods, was $23,445, cumulatively.

In regard to SAB Topic 13A2, “Persuasive Evidence of an Arrangement”, ICF has a customary business practice of relying on written contracts to document substantially all of its sales arrangements. This customary business practice can vary for a small number of projects, on a case-by-case basis, depending on the class of customer, nature of the service and other distinguishing factors (such as an abbreviated period of performance). In these exceptional cases, ICF seeks a purchase order or an email authorization (including the terms of sale, statement of work and specific fixed price or hourly rates) so the arrangement is binding on the customer and collectibility is reasonably assured. In such cases, the material terms have been finalized at the time of authorization.

Oral authorizations are quite rare and almost always followed up by a written agreement.

Stock-based compensation plan, page F-11

7.	We have considered your response to our prior comment 50. Explain to us how you determined it would be appropriate to use a valuation performed on September 30, 2005 to value your stock as of December 31, 2005.

Karen J. Garnett

Paul Fischer

July 21, 2006

Response: The valuation of ICF as of December 31, 2005 was based on the valuation as of September 30, 2005, which was based on a contemporaneous valuation performed by an unrelated, independent valuation specialist. The valuation as of September 30, 2005 was performed on a pro forma basis to include the then recent Caliber acquisition.

Although the Company did not receive an updated contemporaneous valuation from an independent third party as of December 31, 2005, management determined that an increase to the Company’s per share valuation was not warranted. Management considered various factors in reaching this conclusion, including, but not limited to, the following:

•	During the fourth quarter of 2005, ICF did not have any significant operational changes to its business. No acquisitions were made, the employee base stayed relatively constant, and the Company had no new significant contract wins. In addition, revenue and profits, pro forma for the acquisition of Caliber Associates, Inc., were flat.
•	Valuations in the public market, as indicated by a sample of guideline public companies, decreased during the fourth quarter of 2005.
•	The macro-economic environment was not improving, as the Federal Reserve continued to raise interest rates and fears of inflation loomed with increasing oil prices.

These factors, together with the data set forth below, indicated to management that an increase to the Company’s per share valuation was not warranted.

	Valuation by Board as of 12/31/05	Valuation by Independent Firm as of 9/30/05
Per Share Value	$9.05	$9.05
Number of Shares, FD	9,736,866	9,164,157

Implied Equity Value	$88,118,637	$82,935,621
Plus Debt	$60,972,000	$62,019,000

Implied Enterprise Value	$149,090,637	$144,954,621

Karen J. Garnett

Paul Fischer

July 21, 2006

Financial Results[1]
ICF Trailing Revenues	$207,794,000	$204,918,000
ICF Trailing EBITDA	$15,958,000	$16,309,000

Trailing Revenue Multiple	0.7 x	0.7 x
Trailing EBITDA Multiple	9.3 x	8.9 x

Note C—Acquisitions, page F-14

8.	We are still unclear how you have complied with the disclosure requirements of paragraph 51(d) of SFAS 141 as it relates to the number of shares issued in connection with the Synergy, Inc. acquisition and how you determined the fair value of those shares. Please tell us where this disclosure is located within your footnote or revise your document accordingly.

Response: The value of the 68,120 shares of the Company’s stock included in the purchase price ($0.5 million, or $7.34 per share) was estimated by the board of directors, with input from management. The Company did not obtain a contemporaneous valuation by an unrelated valuation firm because its efforts were focused on completing the Synergy acquisition, which closed in January 2005, as well as on the efficient operation of the business and year-end issues. Thus, the financial and managerial resources of the Company for completing a detailed, contemporaneous valuation were limited.

At that time management and members of the board regularly received informal research reports and other indications of value from various investment banks and valuation professionals, and they monitored the public market for comparable companies, as well as merger and acquisition activity. Such sources refer to various valuation analyses, including guideline public company analysis and reviews of comparable company transactions. Such factors were considered in connection with the Company’s valuation as of December 31, 2004, which was affected by the Company’s flat revenue and EBITDA as compared to revenue and EBITDA for the year ended December 31, 2003. The valuation as of December 31, 2004 used for purposes of the stock included in the Synergy purchase price assumed an enterprise value of $90 million based on a trailing 12 month revenue multiple of 0.6x, and a trailing 12 month EBITDA multiple of 9.2x., as set forth below:

[1]	The financial results as of September 30, 2005 and December 31, 2005 represent pro forma results, which include the annualized results of the Caliber acquisition. EBITDA excludes any non-cash compensation charges.

Karen J. Garnett

Paul Fischer

July 21, 2006

	Valuation as of 12/31/04	Valuation as of 12/31/03
Per Share Value	$7.34	$7.34
Number of Shares, FD	9,390,685	9,204,449

Implied Equity Value	$68,927,628	$67,560,656
Plus Debt	$21,079,000	$24,548,000

Implied Enterprise Value	$90,006,628	$92,108,656

Financial Results[2]
ICF Trailing Revenues	$139,488,000	$145,803,000
ICF Trailing EBITDA	$9,753,000	$9,446,000

Trailing Revenue Multiple	0.6 x	0.6 x
Trailing EBITDA Multiple	9.2 x	9.8 x

ICF has added language to Note C to address the items required by SFAS 141, paragraph 51(d), specifically the per share value assigned to the shares. See page F-14 of Amendment No. 2 See also the revised MD&A at pages 49-50 of Amendment No. 2, discussed in response to comment 9.

Note N—Stockholders’ Equity, page F-26

9.	Tell us what consideration was given to providing the following information in your MD&A since you did not obtain a contemporaneous valuation by an unrelated valuation specialist for your revaluation at December 31, 2005 and for your subsequent option issuances in 2006:

•	A discussion of the significant factors, assumptions and methodologies used in determining fair value

•	A discussion of each significant factor contributing to the difference between the fair value as of the date of your revaluation and subsequent grants and the estimated IPO price once determined

•	The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

[2]	The financial results for the years ending December 31, 2003 and 2004 are based on audited results. The financial results as of September 30, 2005 represent pro forma results, which include the annualized results of the Caliber acquisition.

Karen J. Garnett

Paul Fischer

July 21, 2006

Response: In response to this comment, ICF has added disclosure to the MD&A as to the matters referred to in the comment. This additional disclosure is incorporated herein by reference.

By way of further response to this comment, the valuations of ICF as of March 31, 2006 and December 31, 2005 were based on the valuation as of September 30, 2005, which in turn was based on a contemporaneous valuation performed by an unrelated, independent valuation specialist. The valuation as of September 30, 2005 was performed on a pro forma basis to include the then recent Caliber acquisition.

For the March 31, 2006 and December 31, 2005 valuations, ICF did not obtain a contemporaneous valuation by an unrelated valuation specialist because the Company’s efforts were focused on integrating its recent acquisitions, determining if the Company was ready to pursue strategic alternatives (such as a public offering), the efficient operations of the business, and year-end accounting issues; thus, the financial and managerial resources of the Company for completing a detailed, contemporaneous valuation were limited. In addition, the Company had just completed a detailed, formal contemporaneous valuation by an independent valuation specialist in the prior quarter, and therefore had available reasonable methodologies for estimating the fair value of its common stock.

Management continued to stay abreast of the market. Management received informal research reports and other indications of value from various investment banks and valuation professionals. Management considered various factors, including, but not limited to, the following:

•	During the fourth quarter of 2005 and the first quarter of 2006, ICF’s business did not have any significant operational changes to the business. No acquisitions were made, the employee base stayed relatively constant, and the Company had no new significant contract wins. Annual revenues on a trailing, pro forma basis grew 1.4%, and pro forma profits decreased slightly.

•	Valuations in the public market, as indicated by a sample of guideline public companies, decreased in the fourth quarter of 2005, and rebounded in the first quarter of 2006. However, guideline relevant public companies showed no significant growth in their values from September 30, 2005. In total, such values were up 5% from September 30, 2005 through March 31, 2006, but they underperformed the performance of the S&P 500. In addition, the number of acquisitions of privately-held government contractors also decreased in the first quarter of 2006.

•	The macro-economic environment condition also remained uncertain, as the Federal Reserve continued to raise interest rates to combat fears of inflation.

Karen J. Garnett

Paul Fischer

July 21, 2006

The per share value of ICF as of December 31, 2005 and March 31, 2006, as determined by the Company, is summarized below:

	Valuation as of 3/31/06	Valuation as of 12/31/05	Valuation by Independent Firm as of 9/30/05
Per Share Value	$9.05	$9.05	$9.05
Number of Shares, FD	9,771,947	9,736,866	9,164,157

Implied Equity Value	$88,436,120	$88,118,637	$82,935,621
Plus Debt	$66,344,000	$60,972,000	$62,019,000

Implied Enterprise Value	154,780,120	$149,090,637	$144,954,621

Financial Results[3]
ICF Trailing Revenues	$210,625,000	$207,794,000	$204,918,000
ICF Trailing EBITDA	$15,813,000	$15,958,000	$16,309,000

Implied Valuation Multiples
Trailing Revenue Multiple	0.7 x	0.7 x	0.7 x
Trailing EBITDA Multiple	9.8 x	9.3 x	8.9 x

It is also important to note that, in February 2006, the average estimated multiple of enterprise value to trailing EBITDA provided to the Company from prospective underwriters was 9.0x.

Based on the foregoing, ICF believes the Company was fairly valued based on the analysis set forth above, and that the resulting per share valuation was reasonable.

If the Staff has any further questions in this area, representatives of the Company and its valuation specialists would welcome the opportunity discuss these matters with the Staff in greater detail, either by telephone or in person.

10.	In connection with the above comment, please clearly address why changes in your business from September 2005 through the latest balance sheet date does not result in a change in the value of your common stock for those periods. It appears that you have used a fair value of $9.05 for each period even though there were significant changes in

[3]

The financial results as of September 30, 2005, December 31, 2005, and March 31, 2006 represent pro forma results, which include the annualized results of the Caliber acquisition. EBITDA excludes any non-cash compensation charges.

Karen J. Garnett

Paul Fischer

July 21, 2006

your business such as a material acquisition, changes in revenue and contemplation of an initial public offering. Please advise.

Response: See response to comment 9 above, including the disclosure added to MD&A at pages 49-50 of Amendment No. 2. Please note that the valuation as of September 30, 2005 was performed on a pro forma basis and included the effect of the acquisition of Caliber.

Exhibit 5.1—Draft Opinion of Squire, Sanders & Dempsey L.L.P.

11.	Please confirm to us in writing that counsel concurs with our understanding that the reference and limitation to the “General Corporation Law of the State of Delaware” includes the statutory provisions as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please file counsel’s written confirmation as correspondence on the EDGAR.

Response: The understanding referred to in this comment is confirmed, and Squire, Sanders & Dempsey L.L.P. has separately confirmed this understanding as requested in this comment.

        We appreciate the Staff’s attention to the Registration Statement and the opportunity to provide the foregoing responses to the Staff’s comments. If you wish to discuss any of the foregoing comments, please call me at (703) 720-7890.

        Consistent with the response to comment 9, if the Staff has any further questions concerning the foregoing responses, representatives of the Company and its advisors would welcome the opportunity to respond to such questions either by telephone or in person.

Very truly yours,

/s/ James J. Maiwurm

James J. Maiwurm*

cc:	Sudhakar Kesavan, ICF International, Inc.
Robert Telewicz, Securities and Exchange Commission

*	Admitted only in D.C., Maryland, New York and Ohio.